

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 20, 2014

Via E-mail
Scott E. Beer
General Counsel
Zayo Group Holdings, Inc.
1805 29th Street, Suite 2050
Boulder, CO 80301

> **Re: Zayo Group Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 12, 2014**
> **File No. 333-197215**

Dear Mr. Beer:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Our Business Strategy, page 5

1. We note your response to comment 16 of our prior letter. Given that you have already achieved approximately $128 million of your anticipated cost synergies, please revise your disclosure to specify that you identified and planned, although have not fully realized, $32 million of cost savings. Alternatively, please disclose the aggregate amount incurred to connection with the $128 million in already realized cost savings.

Restructuring, page 8

2. Please expand the description of your restructuring to disclose the percentage ownership of your company by your private equity investors and current and former employees, respectively, following this offering.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38</u>

<u>Revenue, page 43</u>

3. We note your response to comment 34 of our prior letter. It is still unclear to us why you would characterize growth that is acquisition related as "organic." Organic growth is typically growth that comes from a company's existing businesses, as opposed to growth that comes from acquisitions. Please explain why you think that it is appropriate to include an "estimate of acquired revenue" in the periods prior to acquisitions in your calculation of organic growth. In our view, organic growth should exclude the effects of mergers, acquisition and takeovers.

<u>Executive Compensation, page 103</u>

<u>Compensation Discussion and Analysis, 103</u>

4. Please provide examples of the calculations used to calculate IRR and the amount of equity grants to your named executive officers.

You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney Advisor, at (202) 551-3268, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 or me at (202) 551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director